SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

COMPANY ANNOUNCEMENT

For more information contact:
Investor Relations Area
Unibanco — União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor — São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ri.unibanco.com.br

UNIBANCO AND UNIBANCO HOLDINGS ANNOUNCED TODAY A PROPOSED
GLOBAL OFFERING OF UNITS AND GDSs

(São Paulo, Brazil — August 1st, 2003) — Unibanco — União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Holdings”) announced today that they have agreed with Mizuho Corporate Bank, Ltd. (“Mizuho”) and Commerzbank Aktiengesellschaft (“Commerzbank”), two of their major shareholders, to file registration statements in Brazil and in the United States for a global public offering of Units (Bovespa:UBBR11), including Units in the form of Global Depositary Shares – GDSs (NYSE:UBB), owned by such shareholders. Each Unit represents one Unibanco Preferred Share and one Class “B” Preferred Share of Holdings. Each GDS represents 500 Units.

On July 10th, 2003, Holdings filed with the Brazilian Securities Commission (“CVM”) a registration statement for a public exchange offer in Brazil of Unibanco Preferred Shares and Holdings Class B Preferred Shares in order to enable holders of these securities to create Units (the “Conversion Offer”). In addition, as a result of requests of holders of common shares of Unibanco and Holdings, Unibanco and Holdings have each decided to call an extraordinary shareholders meeting to allow, for a limited period, the conversion of common shares of Unibanco and Holdings into Preferred Shares of Unibanco and Class B Preferred Shares of Holdings, respectively, at a conversion ratio of one common share for one preferred share. This will allow such shareholders to participate in the Conversion Offer. The securities offered in the Conversion Offer will not be registered under the U.S. Securities Act.

Mizuho and Commerzbank have indicated to Unibanco and Holdings their intention to participate in the Conversion Offer and convert all their equity interest in Unibanco and Holdings into Units.

Mizuho and Commerzbank have further indicated to Unibanco and Holdings their intention to sell up to approximately 6,679 million (six billion six hundred and seventy nine million) Units in the global offering. Notwithstanding this prospective sale, Mizuho and Commerzbank intend to maintain their current commercial relationships with Unibanco, including the existence of a Japanese desk and German desk at Unibanco.

The commencement of the global offering is subject to the consummation of the Conversion Offer and to the filing and effectiveness of all necessary documentation with the CVM, the Securities and Exchange Commission and other competent regulatory authorities.

This press-release is not an offer of securities for sale in the United States. The securities described herein may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
Jose Lucas Ferreira de Melo	Geraldo Travaglia Filho
Investor Relations Executive Officer	Investor Relations Executive Officer

XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 4, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.